UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Buenaventura Announces Second Quarter 2025 Results

Lima, Peru, July 24, 2025 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the second quarter (2Q25) and six-month period ended June 30, 2025 (6M25). All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Second Quarter and Six-Month 2025 Highlights:

•	2Q25 EBITDA from direct operations was US$ 130.1 million, compared to US$ 107.2 million reported in 2Q24. 6M25 EBITDA from direct operations reached US$ 256.4 million, compared to US$ 201.7 million reported in 6M24.

•	2Q25 net income reached US$ 98.2 million, compared to US$ 74.4 million reported for the same period in 2024. 6M25 net income was US$ 245.2 million, compared to US$ 141.4 million in net income for the 6M24.

•	Buenaventura's cash position reached US$ 588.5 million by quarter’s end, June 30, 2025, while net debt amounted to US$ 271.7 million, resulting in a leverage ratio of 0.56x.

•	Buenaventura's 2Q25 copper production increased by 28% YoY, primarily due to halted operations at El Brocal in 2Q24 and related impact on copper ore processing during the period. 2Q25 consolidated silver production decreased by 11%, zinc production increased by 22% YoY, and lead increased by 2% YoY, primarily due to the mine plan at Uchucchacua and Yumpag. Gold production decreased by 19% YoY due to lower production from Orcopampa and Tambomayo.

•	2Q25 CAPEX related to San Gabriel was US$ 82.2 million, primarily allocated to the processing plant, the filtered tailings storage facility, and vertical and horizontal mine development.

•	Buenaventura began commercializing a portion of Cerro Verde’s copper concentrate during 2Q25. Approximately 20k WMT have been sold by quarter’s end, out of a total ~40k WMT expected for the full year 2025.

•	On July 23, 2025, Buenaventura redeemed the remaining US$149 million of its 2026 notes at par including accrued interest.

Financial Highlights (in US$ millions, excluding EPS):

	2Q25	2Q24	Var	6M25	6M24	Var
Total Revenues	369.5	277.1	33%	677.2	523.9	29%
Operating Income	87.9	66.6	32%	181.7	113.4	60%
EBITDA Direct Operations	130.1	107.2	21%	256.4	201.7	27%
EBITDA Including Affiliates	240.7	237.2	1%	491.8	422.6	16%
Net Income (1)	91.3	70.7	29%	231.4	132.1	75%
EPS (2)	0.36	0.28	29%	0.91	0.52	75%

(1)	Net Income attributable to owners of the parent.

(2)	As of June 30, 2025, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

For a full version of Compañía de Minas Buenaventura Second Quarter 2025 Earnings Release, please visit: https://buenaventura.com/en/inversionista/reporte-trimestral-2025/

CONFERENCE CALL INFORMATION:

Compañia de Minas Buenaventura will host a conference call on Friday, July 25, 2025, to discuss these results at 11:00 a.m. Eastern Time / 10:00 a.m. Lima Time.

To participate in the conference call, please dial:

Toll-Free US:

+1 844 481 2914

Toll International:

+1 412 317 0697

Passcode:

Please ask to be joined into the Compañía de Minas Buenaventura’s call.

Live Webcast: Click here

If you would prefer to receive a call rather than dial-in, please use the following link 10-15 minutes prior to the conference call start time:

Call Me Link: Click here

Passcode: 9504413

Participants who do not wish to be interrupted to have their information gathered may have Chorus Call dial out to them by clicking on the above link, filling in the information, and pressing the green phone button at the bottom. The phone number provided will be automatically called and connected to the conference without any interruption to the participant. (Please note: Participants will be joined directly to the conference and will hear hold music until the call begins. No confirmation message will be played when joined.)

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2024 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts in Lima:

Daniel Dominguez, Chief Financial Officer

(511) 419 2540

Sebastián Valencia, Head of Investor Relations

(511) 419 2591 / sebastian.valencia@buenaventura.pe

Contact in NY:

Barbara Cano

(646) 452 2334

barbara@inspirgroup.com

Company Website: https://buenaventura.com/en/inversionista/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: July 24, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer